SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

Corporate Taxpayer Registry (CNPJ/MF) n.º 02.558.124/0001 -12
Corporate ID Registry (NIRE) n.o 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS MEETING

I. DATE, TIME AND PLACE: September 30 2005, at 2:00pm, at the Company Head Office, situated in the Capital of the State of Rio de Janeiro, at Rua Regente Feijó n° 166/1687-B – Centro – RJ.

II. CONVOCATION AND ATTENDANCE: Members of the Board of Directors were officially convened; the board members present at the meeting may be found undersigned at the end of this document. Members of the Company’s Fiscal Council were also invited, under the terms of Article 163, §3 of Law n.º 6.404/76, and Mr. Ruy Dell’Avanzi, Mr. Edison Giraldo and Mr. Erasmo Simões Trogo, acting members of the Fiscal Council, attended the meeting. Also present were Mr. Joel Roberto Teixeira, Ricardo Bellisse and Ms. Glaucia Pacola, representing the Banco ABN AMRO Real S.A.; and Mr. Mário Sergio Cardim and Sylvio Almeida, representing Aval Consult Engenharia de Avaliações Ltda..

III. TOPICS DISCUSSED AND DELIBERATIONS:

III.1. Opening the meeting, the Chairman observed that, as previously announced, the purpose of the present meeting was to examine, discuss and vote on the Board’s proposal and the amendment (Annexes 1 and 2) for the Company’s acquisition of and the merger with the following companies: (i) Atlantis Holdings do Brasil Ltda. (‘Atlantis’), limited company, with head offices in the City and State of São Paulo, at Avenida Alfredo Egídio de Souza Aranha, n.º 100, Bloco D, 5º floor, room A, registered with the Corporate Taxpayer Registry – (CNPJ/MF) n.º 03.236.149/0001 -62, NIRE n.º 3521576279-6, holding shares representing 100% of the capital stock of Telmex do Brasil Ltda. (‘TDB’), and (ii) Latam Brasil Participações S.A. (‘Latam Brasil’), stock corporation with head offices at Rua Regente Feijó, n.º 166, 16ºfloor, room 1687-A, Centro, City and State of Rio de Janeiro, Corporate Taxpayer Registry (CNPJ/M) n.º 07165506/0001-08, NIRE 3330027511-8, and holding an equity stake representing 37.1% of the capital stock of Net Serviços de Comunicação S.A. (‘NET’), both indirectly controlled by the controlling shareholder of the Company Teléfonos de México S.A. de C.V. (‘Telmex’), as well as examining and deliberating on all other acts and measures relating to the said acquisition and merger.

III.2. As previously approved by this Board and announced on May 24th 2005, the Directors of Embrapar had been authorized to commission studies into the viability and benefit of purchasing all shares representing the entire capital stock of TDB and shares representing 37.1% of the capital stock of Net. The conclusion of these studies showed that this transaction, to be effected through the acquisition of and merger with of Atlantis and Latam Brasil by the Company, will be add value to Embrapar’s shareholders, since its implementation will further the development of its activities and the activities of its subsidiaries, in particularly Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), through an increase in its business operations in markets in which those companies already enjoy a strong presence and though an expansion into other market sectors, notably the provision of local telephone services to Small and Medium-Sized Enterprises (SME) and Residential markets, on the basis that:

-	in the case of TDB: the acquisition will enable the integration of around 500 (five hundred) km of urban fiber optic networks in 8 (eigth) cities (especially São Paulo), connecting over 1,000 (one thousand) corporate buildings, allowing Embratel at once to: (i) increase significantly its last-mile capillarity to provide services to new corporate clients; and (ii) substantially expand its portfolio of corporate clients, with a focus on providing integrated Voice, Data and Internet services. This acquisition will also allow additional financial earnings derived from the operational and administrative synergies involved.

-	in the case of NET: the merger with Latam will imply the acquisition of a stake in NET and the integration of Embrapar with the shareholders agreement with NET and with its controlling shareholder, GB Empreendimentos e Participações S.A. (“GB”), obtaining the following benefits: (i) enable a closer relationship between the two companies and the development of joint opportunities, particularly with respect to the possible use, by Embratel, of NET’s network to provide integrated telecommunication services, including local and long distance telephony to a potential market of more than 6,700,000 (six million seven hundred thousand) residences and 700,000 (seven hundred thousand) SMEs within the NET network’s area of coverage, as well as significantly increasing the capillarity for providing corporate services for accessing the more than 6,000 (six thousand) km of fiber optic cable included in the NET network; and (ii) ensure Embrapar the right to acquire the control of NET, through the exercise of the call option, according to the terms and conditions established in the shareholders’ agreement of GB.

-	in addition to the aforementioned tangible benefits, the merging of interests between the shareholders of Embrapar and the holding company Telmex will enable the transformation of the Embrapar into the single channel for promoting Telmex’ strategy for expansion in the Brazilian telecommunications market, generating even greater operational efficiency and commercial effectiveness.

III.3. The Directors were informed that the Company’s Fiscal Council has issued a report in favor of the Board’s proposal for the Company’s acquisition of and merger with of Atlantis and Latam Brasil, duly transcribed as follows: “The Fiscal Council members, in exercising their legal and statutory powers, carried out the examination and discussion of all the documents provided to them and listed in the Order of the Day and, based on in-depth discussions conducted with members of the Company’s Administration and the clarifications provided by the members of the said Board and by the representatives of the specialized firms responsible for drafting the appraisals and valuation, unanimously and without restrictions issued a favorable opinion concerning: (a) the proposal of the Company’s Board of Directors for the acquisition of and merger with Atlantis and Latam do Brasil, by Embrapar, in accordance with the Protocol, with complete absorbing the entire net worth of Atlantis and Latam Brasil and the transfer to the Company of all their respective rights and obligations, and the consequent increase in the Company’s capital stock from R$4,096,713,387.00 (four billion, ninety-six million, seven hundred and thirteen thousand and three hundred and eighty-seven reais), to R$5,074,940,769.50 (five billion, seventy-four million, nine hundred and fourty thousand, seven hundred and sixty-nine reais and fifty cents), represented by 988,758,654,307 (nine hundred and eighty-eight billion, seven hundred and fifty-eight million, six hundred and fifty-four thousand, three hundred and seven) shares, comprising 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, three hundred and thirty-one thousand, nine hundred and forty-four) common registered shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) preferred registered shares, through the issuance of 230,452,649,971 (two hundred and thirty billion, four hundred and fifty-two million, six hundred and forty-nine thousand and nine hundred and seventy-one) common shares, fully identical to those currently in existence, and which will participate in the income from the financial year in progress in proportion to the period following the date of their issuance, based on the appraisal of the net worth of the companies to be acquired and merged over by the Company; (b) the Reasons for Acquisition and Merger and the terms and conditions set out in the Acquisition and Merger Protocol; and (c) the terms set out in the appraisals of the Company, Atlantis and Latam Brasil, namely: (i) the appraisal of the book value of the net worth of the companies to be acquired and merged by the Company for the purposes of Embrapar’s capital increase, produced by Aval Consult Engenharia de Avaliações Ltda. (“Consult”) , company with head office at Rua Tabapuã, n.º 821 - 1st floor, conjunto 22, City and State of São Paulo, registered with the Corporate Taxpayer Registry (CNPJ/MF) n.º 48.882.971/0001 -39, with the São Paulo Regional Economic Council (CORECON/SP) n.º RE/5.279 and with the São Paulo Federal Engineering, Architecture and Agronomy Council (CREA/SP) n.º 0209030; (ii) the appraisal of the net worth, at market prices, of the companies involved in the transaction , produced by Consult; and (iii) the valuation of the economic value of the companies involved in the transaction, realized by the Banco ABN AMRO Real S.A. (‘ABN AMRO’), a company with head office at Avenida Paulista, n.º 1374 - 3º floor, Bela Vista, São Paulo – SP, registered with the Corporate Taxpayer Registry (CNPJ/MF) n.º 33.066.408/0001 -15, NIRE no. 3530013747-7. Rio de Janeiro, September 30th 2005. (Authors) Ruy Dell’Avanzi, Edison Giraldo and Erasmo Simões Trogo.”

III.4. It was recorded that, on this date, the members of the Board of Directors were presented with: (a) the economic-financial valuation study on the companies involved in the acquisition of and merger with transaction, produced by the ABN AMRO Real S.A. Bank (‘ABN AMRO’), company with head office at Avenida Paulista, n.º 1374 - 3º andar, Bela Vista, São Paulo – SP, registered with the Corporate Taxpayer Registry (CNPJ/MF) n.º 33.066.408/0001 -15, NIRE no. 35.300.137.477; and (b) the fairness opinions of ABN AMRO and Citigroup Global Markets, Inc., (‘Citigroup’), company duly constituted in accordance with the laws of New York State, United States of America, with head office at 388 Greenwich Street, New York, New York 10013, certifying, from the financial point of view to Embrapar shareholders, that the ratio of exchange of shares established in the protocol for the Company's acquisition of and merger with Atlantis and Latam Brasil (‘Protocol’) (“fairness opinion”) is fair; these documents, after duly signed by the Audit Committee (“Fiscal Council”) members, have been filed at the Company’s head office.

III.5. It was also recorded that the Agência Nacional de Telecomunicações - ANATEL, consulted in advance, stated that the terms and conditions of the Acquisition and Merger meet the requirements of the existing legislation, and all approvals required were obtained. As a result, the implementation of the Acquisition and Merger does not depend on any other government approvals.

III.6. Based on the above items and following the presentation of the necessary clarifications, and discussion and analysis of the documents and information presented, the members of the Board of Directors decided unanimously and without restrictions:

III.6.1. To approve the reasons for acquisition of and merger with (‘Reasons’) and the terms and conditions of the Protocol draft, to be signed on this date by the Board of Directors of the companies, and which will be included in the present minutes in Annexes 3 and 4.

III.6.2. To ratify the contracting of ABN AMRO to undertake the economic-financial valuation of the companies involved in the transaction, in order to determine the ratios of exchange for the corporate shareholdings of the companies to be dissolved through the acquisition by and merger with the Company.

III.6.3. Ratify the contracting of Aval Consult Engenharia de Avaliações Ltda., (“Consult”) , company with head office at Rua Tabapuã, n.º 821 - 1 andar, conjunto 22, City and State of São Paulo, registered with the Corporate Taxpayer Registry (CNPJ/MF) n.º 48.882.971/0001-39, with the São Paulo Regional Economic Council CORECON/SP n.º RE/5.279, and with the São Paulo Federal Engineering, Architecture and Agronomy Council (CREA/SP) n.º 0209030, in its capacity as a specialized company, to carry out: (i) the appraisal of the net worth, at market prices, of the companies involved in the operation; and (ii) an appraisal of the book value of the net worth of the companies to be acquired and merger with, taking into account the sums recorded in the financial reports of the aforesaid companies, both conducted on June 30th 2005.

III.6.4. Confirm the contracting of ABN AMRO and Citigroup to certify that the ratios of exchange of shares have been fairly established (the “fairness opinion”) from a financial point of view.

III.6.6. Approve the terms set out in the appraisals and their submission to the shareholders: (i) the appraisals produced by Consult on the book value of the net worth of the companies to be acquired and merged with by the Company for the purposes of Embrapar’s capital increase; (ii) the appraisals s produced by Consult on the net worth, at market prices, of the companies involved in the operation; and (iii) the economic valuation by ABN AMRO of the companies involved in the operation.Approve the ratio of exchange for the substitution of shares for the corporate shareholdings of the companies to be dissolved through merger with the Company, as outlined in the Protocol.

III.6.7. Approve the proposal for the acquisition of and merger with of Atlantis and Latam do Brasil, by Embrapar, in accordance with the Protocol, with complete acquisition of the net worth of Atlantis and Latam Brasil and the transfer to the Company of all their respective rights and obligations, and the consequent increase in the Company’s capital stock, rising from R$4,096,713,387.00 (four billion, ninety-six million, seven hundred and thirteen thousand and three hundred and eighty-seven Reais), to R$5,074,940,769.50 (five billion, seventy-four million, nine hundred and fourty thousand, seven hundred and sixty-nine reais and fifty cents), represented by 988,758,654,307 (nine hundred and eighty-eight billion, seven hundred and fifty-eight million, six hundred and fifty-four thousand, three hundred and seven)shares, comprising 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, three hundred and thirty-one thousand, nine hundred and forty-four) common registered shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) preferred registered shares, with an increase, therefore, of R$978,227,382,50 (nine hundred and seventy-eight million, two hundred and twenty-seven thousand, three hundred and eighty-two Reais and fifty cents), resulting from the issuance of 230,452,649,971 (two hundred and thirty billion, four hundred and fifty-two million, six hundred and forty-nine thousand and nine hundred and seventy-one) common shares, fully identical to those currently in existence, and which will participate in the income of the financial year in progress, proportional to the period following the date of their issuance, based on the appraisal of the book value of the net worth assets of the companies to be taken over by the Company.

III.6.8. Approve convocation of the extraordinary general meeting to submit the items covered by the present resolutions to the shareholders for approval.

III.6.9. In the hypothesis of absence of the President and Vice-President of the Board of Directors, in way that none of the them is available to conduct the extraordinary general meeting mentioned above, delegate to others members of the Board the power and authority to conduct it, being able to practice all the acts necessary to this end.

III.6.10. Authorize the Company’s Board of Directors to undertake all measures required to implement the resolutions hereby made.

IV. ADJOURNMENT OF THE MEETING. All business concluded, the meeting was adjourned and the present corresponding minutes drafted, read, approved and signed by the members of the Board of Directors and the Audit Committee and the Secretary, thereby included in the Book of Minutes.

Rio de Janeiro, September 30th 2005.

SIGNATURES:

BOARD OF DIRECTORS ______________________________________
CARLOS HENRIQUE MOREIRA - PRESIDENT ______________________________________
JOSÉ FORMOSO MARTÍNEZ – VICE-PRESIDENT ______________________________________
MARIA SILVIA BASTOS MARQUES ______________________________________
DILIO SERGIO PENEDO ______________________________________
JOEL KORN
FISCAL COUNCIL: ______________________________________
RUY DELL’AVANZI ______________________________________
EDISON GIRALDO ______________________________________
ERASMO SIMÕES TROGO ______________________________________
ANTONIO OSCAR DE CARVALHO PETERSEN FILHO General Secretary

ANNEX 1

Rio, 22 /09 / 2005

MANAGEMENT PROPOSAL TO EMBRAPAR’S BOARD OF DIRECTORS:

Acquisition of 100% of Telmex do Brasil Ltda. and of a 37,1% participation in NET Serviços de Comunicação S.A..

Dear Members of the Board:

This proposal aims to recommend to Board Members the acquisition and its terms, by Embratel Participações S.A. (Embrapar), of the total amount of the capital of Telmex do Brasil Ltda. (TDB) and of a 37,1% participation in the capital of NET Serviços de Comunicação S.A. (NET). According to the Relevant Fact of 24/5/2005, such acquisitions will be implemented through the merger with Embrapar, of Atlantis Holdings do Brasil Ltda. (Atlantis) and of Latam do Brasil Participações S.A. (Latam), pure holding companies which hold the above mentioned stakes in TDB and NET, respectively, and which will be dissolved as a result of such merger (see Annex I). To justify such acquisition, this proposal is organized under the following topics:

1 – Strategic Outlook
2 – Description of NET
3 - Description of TDB
4 – Financial Terms proposed by the Administration
5 – Conclusion

Annex I: Organizational structure before and after the proposed acquisitions.
Annex II: Network diagram of Embratel’s TDB and NET’s São Paulo network.
Annex III: Valuation study by ABN AMRO.
Annex IV: Letters from ABN AMRO and Citigroup.

1- Strategic Outlook:

The telecommunications sector has gone through deep changes in recent years and it is a common view among industry specialists, a view which is shared by this administration, that such changes will accelerate in the following years, revolutionizing the telecommunications market. The long term scenario is expected characterized by:

- The “end” of distance for voice traffic
- Convergence of:
- Networks: different types of media (voice, video and data) traveling over a sole IP platform.
- Services: Voice, Video and Data becoming what is referred to as triple-play.
- Interfaces: all media available to customers in different locations and through different equipment.
- Full-service providers, capable of offering, by themselves or in partnerships, the largest range of the above mentioned services.
- A larger share of content in telecommunications companies revenue mix.
- Increasing last mile bandwidth needs in order to deliver such contents to customers.
- Industry consolidation, with few large players.

With the recent strengthening of Embratel’s financial structure (capital increase of R$1.8 billion), and increasing operational improvements, the company is now better prepared to invest in growth and position itself not only to face but also to take advantage of the above challenges.

The acquisition of the above mentioned assets, will enable Embratel to move forward in several of these challenges, with NET and TDB performing different roles, not only with respect to “services” but also in the “last mile”area.

As an additional advantage to meeting Embrapar’s business objectives it should be pointed out that there will be greater alignment between the interests of Embratel and its controlling shareholder, given that after the completion of these acquisitions, Embrapar becomes the sole vehicle of Telmex’ activities in Brazil. We expect as a result, positive impacts on Embrapar’s market value and on the perception of the company as one of the leading players in the sector.

2 – Description of NET

Through Latam, Telmex holds today a direct and indirect 37,1% share in NET’s capital stock, and a shareholder’s agreement that would assure Embratel relevant rights in the company’s corporate governance and in the context of strategic decisions, and also, the right to negotiate a contract for the use of the network. In addition, such agreement grants a call option to acquire the control of NET in case the applicable legislation changes permitting such acquisition.

Net operates Pay-TV services through cable. It is expected that the company’s 2005 annual revenues be of R$1.5 billion and its EBITDA of R$420 million, according to ABN’s attached Valuation. After the recent financial restructuring, the company had a solid balance sheet on June 30: net debt of (debt minus cash) of around R$355 million and a net worth of R$510 million, with total assets of R$2.1 billion.

The interesting aspects Embratel sees in this company are:

•
The complementarity of its network. NET operates a HFC (Hybrid Fiber-Coaxial), network with more than 40,000 km of cables, of which 6,200 km are optic fibers and 34,600 km of coaxial cables. The company provides Pay-TV services for more than 1.5 million subscribers in 44 cities, and in 11 of which the company also provides broadband services under the brand “Virtua”, with more than 250,000 clients at the end of the second quarter 2005, have had an accelerated growth of 90% in the trailing 12 months. Net’s network mainly covers classes A, B e C, residential customers reaching 6.7 million homes passed. The network coverage also enables tapping over 700 thousand businesses, including large corporations, medium and small enterprises, especially the last two. In the city of São Paulo in particular, Net’s network would greatly expand Embratel’s ability to serve the small and medium company market.

•

Accelerate revenue growth

• There is the opportunity for Embratel to grow revenues by reaching the small and medium company market, which is estimated to represent a market of R$6 billion in annual revenues. For this market, Embratel needs the last mile access with reasonable reach and costs, and NET would bring significant contribution for fulfilling this gap. This segment mainly consumes voice services, among which local voice is the most used, services that could be offered with value added and more efficient operational cost with the use of next generation networks, and specially with the use of IP protocol.

• Offer services to the residential market, with the possibility of partnering with NET, to provide on a large scale triple play (voice data and video) for the high- end residential market.

•	Retention of long distance revenues – Increase Embratel condition to retain domestic and international long distance revenues, by ensuring direct contact with the end customer through NET’s last mile.

•
The right, assured by the Shareholders’ Agreement, that in case changes in the cable legislation permits (“Lei do Cabo”), Embrapar acquires NET,’s control enabling further cost/services synergies, as well as the full consolidation in Embrapar of NET’s results.

3 - Description of TDB

Today, TDB, a subsidiary controlled indirectly by Telmex, is mainly an access (last mile) provider with more competitive prices and quality compared to those offered by large local operators. It is a niche player company that utilizes a high-speed network to provide voice, data, video and Internet services to the corporate market. Its clients are large financial institutions and industrial companies, as well as other telecommunications operators. Its net revenues and EBITDA projected for 2005 are R$133 million and R$36 million, respectively (according to ABN’s Valuation). In June 30, the company had assets of R$229 million, net worth of R$189 million, cash of R$53 million (the company had no debt).

The points of interest we see in the company are:

  Complementarity of its network: TDB has metropolitan fiber networks in eight cities – 6 capital and 2 cities in the interior of the state of São Paulo, with around 500 km of cables. These networks are located in areas of corporate customer concentration. In São Paulo, where the largest part of the company’s network is, there is large complementarity with Embratel’s network. TDB has more than 1.000 corporate building connected to its network.
  Products and services: TDB, among the telecommunications companies that provide data is the one which is most similar to Embratel when referring to the service portfolio which facilitates the integration of the two companies in addition to providing significant synergies through the reduction of duplicated structures.
  Relatively low expansion investments: having invested since creation more than R$500 million only for network construction (estimated at around US$250 million at the time), additional required investments are limited, a large part of which, relates to client growth.

4 - Financial Terms proposed by the Administration

For the purpose of financial valuations, and previously authorized by the Board, Management hired and independent evaluator, bank ABN AMRO Real S.A. (ABN AMRO), that evaluated the 3 companies in reference (Embrapar, Atlantis e Latam), using the “Discounted Cash Flow” model applied to their respective operational assets. Such method consists in projecting of the future results and cash flows of the company, and discounting the net present value by the companies’ respective cost of capital. As is common practice, such valuations consider the companies as independent entities, valuing each of them without considering any future synergies. Such valuation is annexed.

Through the variation of the main parameters used in the discounted cash flow (discount rate and growth at perpetuity), the Valuation presents value ranges for each company. From these value, exchange ratio ranges for the exchange of Latam x Embrapar and Atlantis x Embrapar shares/quotas are derived. Management proposes the use of mid range values (market practice) for the exchange ratio, that being: 180,3875 shares of Embrapar for each one of 851 million shares of Latam and 30,0398 shares of Embrapar for each one of the 1,25 billion quotas of Atlantis. Using such mid-points, the companies are valued at R$4,623 billion, R$938 million and R$230 million, respectively for Embrapar, Latam and Atlantis, (pgs. 47, 61 and 72 of the Valuation). A ratification by this Board of such proposal would result, at the end of the proposed transaction, on the issue of 191 billion ordinary shares of Embrapar, raising the total amount of the company’s outstanding shares from 758 billion to 949 billion, while Embrapars Capital Stock would increase from approximately R$4.1 billion to R$5.1 billion.

We present in the annex the letter from ABN AMRO and Citigroup Global Markets, Inc. (Citigroup) who were previously consulted about the terms proposed above, and both were of the opinion that the exchange ratio proposed by Management to the Board were fair, from a financial point, of view for the shareholders of Embrapar.

5 - Conclusion

In summary, we believe, based on the arguments presented above, that the conclusion of the transaction of acquisition and merger described herein will be beneficial to the company and its shareholders, not only because of the already mentioned immediate financial impact (increase and diversification of revenues, cost reduction through increased network reach, etc.), but also through the transformation of Embrapar as the sole vehicle for Telmex to invest in the Brazilian telecommunications market.

The choice of an independent evaluator with recognized expertise (ABN AMRO), together with the acknowledgement by ABN AMRO and, additionally, by Citigroup, that the terms proposed represent fair treatment from a financial point of view for the shareholders of Embrapar, permit that this Board approves the transaction under the terms proposed.

Sincerely,

________________________________ CARLOS HENRIQUE MOREIRA

________________________________ ISAAC BERENSZTEJN

Annex I: Organizational structure before and after the proposed acquisitions.

EMBRAPAR BEFORE THE PROPOSED ACQUISITION

EMBRAPAR AFTER THE PROPOSED ACQUISITION

Annex II: Network diagram of Embratel’s TDB and NET’s São Paulo network

EMBRATEL’s Network

EMBRATEL + TELMEX DO BRASIL’s Network

EMBRATEL + TELMEX DO BRASIL + NET’s Network

ANNEX 2

MANAGEMENT PROPOSAL TO EMBRAPAR’S
THE BOARD OF DIRECTORS:

Ref.: Acquisition of 100% of Telmex do Brasil Ltda. and of a 37,1% participation in NET Serviços de Comunicação S.A.

Dear Members of the Board:

As an amendment to the document sent to Board Members this September 22, with the acquisition proposal, by merger, of Atlantis Holdings do Brasil Ltda. (“Atlantis”) and Latam do Brasil Participações Ltda. (“Latam”), by Embratel Participações S.A. (“Embrapar”), of the total capital of Telmex do Brasil Ltda. (“TDB”) and of a 37.1% participation in the capital of NET Serviços de Comunicação S.A. (“Net”), we clarify the following.

This amendment to the initial proposal results from discussions held by us with the controlling shareholder of Atlantis and Latam, the Latam Telecomunicaciones LLC (“Latam Telecom”) with respect to the proposed transaction, during which there was questioning with respect to the exchange ratio of shares of the companies to be merged, for shares issued by Embrapar, specifically given that exchange ratio did not take into consideration, when determined, operating synergies resulting from the said merger.

Considering that Latam Telecom would not agree with the realization of the said mergers with such synergies not being considered and taking into account that the completion of the mentioned mergers are in the interest of Embrapar, for the reasons that were sufficiently exposed in the initial proposal, the company’s management, based on studies made by Embrapar with regards to the synergies resulting from the realization of the mentioned mergers, studies which were only concluded after the elaboration of the valuation report of September 9, 2005, already delivered to the Members of the Board, decided to request ABN AMRO, who was hired to make the analysis so as studies to proceed to make the necessary valuations to enable the parties involved in the negotiations of the exchange ratio to include in their evaluation certain synergies.

In fulfilling the request made, ABN AMRO issued a new valuation report, which replaces the prior valuation (“Valuation”), contemplating the value of the synergies involved, in accordance with Annex I of this amendment.

The parties decided to take into account the value of the synergies and established that those value would be absorbed on equal basis, between the two companies to be merged and Embrapar.

Consequently, the Valuation presents new value ranges for each company, which served as the basis for the parties to determine the exchange ratio for the exchange of shares between Latam and Embrapar and Atlantis and Embrapar currently being proposed, which were established using the mid-points of such ranges (common market practice), which are: 219.1087 shares of Embrapar for each one of the 851,231,412 shares of Latam and 35.1075 shares of Embrapar for each one of the 1,251,597,006 quotas of Atlantis. The ratification by this Board of such proposal would result, at the end of the proposed transaction, on the issue of 230 billion Embrapar ordinary shares, raising the total amount of the company’s outstanding shares from 758 billion shares to 989 billion, while Embrapar’s Capital Stock would continue to increase from approximately R$4.1 billion to R$5.1 billion.

ABN AMRO and Citigroup were consulted with respect to the above terms, proposed by Management for the approval of the Board, and both were of the opinion that the above exposed terms were fair, from a financial point of view, for the shareholders of Embrapar. Such opinions will be presented to the Board meeting which should occur tomorrow.

Rio de Janeiro, September 29, 2005

Carlos Henrique Moreira
President

Annex I – Organizational structure before and after the proposed acquisitions

EMBRAPAR BEFORE THE PROPOSED ACQUISITION

EMBRAPAR AFTER THE PROPOSED ACQUISITION
(According to the proposal amendment of September 29, 2005)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.